PROSPECTUS Dated November 16, 2020 PRODUCT SUPPLEMENT Dated November 16, 2020	Pricing Supplement No. 8,925 to Registration Statement Nos. 333-250103; 333-250103-01 Dated May 1, 2023 Rule 424(b)(2)
Morgan Stanley Finance LLC STRUCTURED INVESTMENTS Opportunities in U.S. Equities

$2,500,000

Digital SPDR® S&P® Regional Banking ETF-Linked Notes due June 11, 2024

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

The notes are unsecured obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (June 11, 2024, subject to postponement) is based on the performance of the SPDR® S&P® Regional Banking ETF (which we refer to as “the Underlier”) as measured from April 26, 2023 to and including the determination date (June 7, 2024, subject to postponement). If the final underlier level on the determination date is greater than or equal to $32.928, which is 80% of the initial underlier level ($41.16, which was set on April 26, 2023 and is different from the actual closing level of the underlier on the trade date), you will receive an amount equal to the maximum settlement amount ($1,155.00 for each $1,000 face amount of your notes). However, if the underlier declines by more than 20% from the initial underlier level, the return on your notes will be negative. You could lose your entire investment in the notes. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●	if the underlier return is greater than or equal to -20% (the final underlier level is greater than or equal to 80% of the initial underlier level), the maximum settlement amount of $1,155.00 per note, or 115.50% of the face amount; or

●	if the underlier return is less than -20% (the final underlier level is less than 80% of the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 1.25 times (c) the sum of the underlier return plus 20%.

Under these circumstances, you will lose some or all of your investment.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value on the trade date is $975.40 per note. See “Estimated Value” on page 2.

	Price to public(1)	Agent’s commissions	Proceeds to us(2)
Per note	$1,000	$10.90	$989.10
Total	$2,500,000	$27,250	$2,472,750

(1) Morgan Stanley & Co. LLC (“MS & Co.”) will sell all of the notes that it purchases from us to an unaffiliated dealer, which will receive a fixed sales commission of 1.09% for each note they sell. For more information see “Additional Information About the Notes—Supplemental information regarding plan of distribution; conflicts of interest.”

(2) See “Additional Information About the Notes—Use of proceeds and hedging” beginning on page 21.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 9.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying product supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Final Terms” on page 3 and “Additional Information About the Notes” on page 21.

MORGAN STANLEY

About Your Prospectus

The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

● Prospectus dated November 16, 2020

● Product Supplement dated November 16, 2020

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

ESTIMATED VALUE

The Original Issue Price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the Trade Date is less than $1,000. We estimate that the value of each note on the Trade Date is $975.40.

What goes into the estimated value on the Trade Date?

In valuing the notes on the Trade Date, we take into account that the notes comprise both a debt component and a performance-based component linked to the Underlier. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the Underlier, instruments based on the Underlier, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the Maximum Settlement Amount and the Threshold Amount, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the Trade Date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the Underlier, may vary from, and be lower than, the estimated value on the Trade Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 3 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Underlier, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes, and, if it once chooses to make a market, may cease doing so at any time.

SUMMARY INFORMATION

The Digital SPDR® S&P® Regional Banking ETF-Linked Notes, which we refer to as the notes, are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The notes will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying product supplement and prospectus, as supplemented or modified by this document. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Final Terms

Capitalized terms used but not defined herein have the meanings assigned to them in the accompanying product supplement and prospectus. All references to “Buffer Rate,” “Cash Settlement Amount,” “Closing Level,” “Determination Date,” “Face Amount,” “Final Underlier Level,” “Initial Underlier Level,” “Share Adjustment Factor,” “Original Issue Price,” “Stated Maturity Date,” “Threshold Amount,” “Trade Date,” “Underlier,” “Underlying Index” and “Underlier Return” herein shall be deemed to refer to “downside factor,” “payment at maturity,” “share closing price,” “valuation date,” “stated principal amount,” “final share price,” “initial share price,” “adjustment factor,” “issue price,” “maturity date,” “buffer amount,” “pricing date,” “underlying shares” (or “ETF shares”), “share underlying index” and “share return” respectively, as used in the accompanying product supplement. All references to “Underlier” shall be deemed to refer to “underlying shares” or “ETF shares” as used in the accompanying product supplement.

If the terms described herein are inconsistent with those described in the accompanying product supplement or prospectus, the terms described herein shall control.

Issuer: Morgan Stanley Finance LLC

Guarantor: Morgan Stanley

Underlier: Shares of the SPDR® S&P® Regional Banking ETF

Underlying Index: The S&P® Regional Banks Select Industry Index

Underlying Index Publisher: S&P Dow Jones Indices LLC or any successor thereof

Notes: The accompanying product supplement refers to the notes as the “jump securities.”

Specified currency: U.S. dollars (“$”)

Face Amount: Each note will have a Face Amount of $1,000; $2,500,000 in the aggregate for all the notes; the aggregate Face Amount of notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the notes on a date subsequent to the date hereof.

Denominations: $1,000 and integral multiples thereof

Cash Settlement Amount (on the Stated Maturity Date): For each $1,000 Face Amount of notes, we will pay you on the Stated Maturity Date an amount in cash equal to:

•	if the Final Underlier Level is greater than or equal to the Threshold Level, the Maximum Settlement Amount; or

•	if the Final Underlier Level is less than the Threshold Level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Buffer Rate times (c) the sum of the Underlier Return and the Threshold Amount.

You will lose some or all of your investment at maturity if the Final Underlier Level is less than the Threshold Level. Notwithstanding anything to the contrary in the accompanying product supplement, you will receive the Maximum Settlement Amount if the Final Underlier Level is greater than or equal to the Threshold Level. Any payment of the Cash Settlement Amount is subject to the credit risk of Morgan Stanley.

Initial Underlier Level: $41.16, which was set on April 26, 2023 and is different from the actual Closing Level of the Underlier on the Trade Date.

Final Underlier Level: The Closing Level of the Underlier on the Determination Date times the Share Adjustment Factor on such date, except in the limited circumstances described under “Description of Securities—Postponement of Valuation Date(s)” on page S-48 of the accompanying product supplement, and subject to adjustment as provided under “Description of Securities—Discontinuance of Any ETF Shares and/or Share Underlying Index; Alteration of Method of Calculation” on page S-52 of the accompanying product supplement.

Underlier Return: The quotient of (i) the Final Underlier Level minus the Initial Underlier Level divided by (ii) the Initial Underlier Level, expressed as a percentage

Maximum Settlement Amount: $1,155.00 for each $1,000 Face Amount of notes (which is comprised of the $1,000 Face Amount plus an upside payment of $155.00)

Threshold Level: $32.928, which is equal to 80% of the Initial Underlier Level

Threshold Amount: 20%

Buffer Rate: The quotient of the Initial Underlier Level divided by the Threshold Level, which equals 125%

Trade Date: May 1, 2023

Original Issue Date (Settlement Date): May 5, 2023 (4 Business Days after the Trade Date)

Determination Date: June 7, 2024, subject to postponement as described in the accompanying product supplement on page S-48 under “Description of Securities—Postponement of Valuation Date(s).”

Stated Maturity Date: June 11, 2024 (2 Business Days after the Determination Date), subject to postponement as described below.

Postponement of Stated Maturity Date: If the scheduled Determination Date is not a Trading Day or if a market disruption event occurs on that day so that the Determination Date as postponed falls less than two Business Days prior to the scheduled Stated Maturity Date, the Stated Maturity Date of the notes will be postponed to the second Business Day following that Determination Date as postponed.

Closing Level: As described under “Description of Securities—Some Definitions—share closing price” on page S-41 of the accompanying product supplement.

Share Adjustment Factor: As described under “Description of Securities—Some Definitions—adjustment factor” on page S-37 of the accompanying product supplement, and subject to adjustment in the case of certain events as described under “Description of Securities—Antidilution Adjustments for Securities linked to Exchange-Traded Funds” on page S-49 of the accompanying product supplement.

Business Day: As described under “Description of Securities—Some Definitions—business day” on page S-37 of the accompanying product supplement

Trading Day: As described under “Description of Securities—Some Definitions—trading day” on page S-42 of the accompanying product supplement.

Market disruption event: As described under “Description of Securities—Some Definitions—market disruption event” on page S-38 of the accompanying product supplement.

Trustee: The Bank of New York Mellon

Calculation Agent: MS & Co.

Issuer Notice To Registered Security Holders, the Trustee and the Depositary: In the event that the Stated Maturity Date is postponed due to postponement of the Determination Date, the Issuer shall give notice of such postponement and, once it has been determined, of the date to which the Stated Maturity Date has been rescheduled (i) to each registered holder of the notes by mailing notice of such postponement by first class mail, postage prepaid, to such registered holder’s last address as it shall appear upon the registry books, (ii) to the Trustee by facsimile confirmed by mailing such notice to the Trustee by first class mail, postage prepaid, at its New York office and (iii) to The Depository Trust Company (the “depositary”) by telephone or facsimile, confirmed by mailing such notice to the depositary by first class mail, postage prepaid. Any notice that is mailed to a registered holder of the notes in the manner herein provided shall be conclusively presumed to have been duly given to such registered holder, whether or not such registered holder receives the notice. The Issuer shall give such notice as promptly as possible, and in no case later than (i) with respect to notice of postponement of the Stated Maturity Date, the Business Day immediately preceding the scheduled Stated Maturity Date, and (ii) with respect to notice of the date to which the Stated Maturity Date has been rescheduled, the Business Day immediately following the actual Determination Date for determining the Final Underlier Level.

The Issuer shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to the depositary of the amount of cash, if any, to be delivered with respect to each Face Amount of notes, on or prior to 10:30 a.m. (New York City time) on the Business Day preceding the Stated Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the notes, if any, to the Trustee for delivery to the depositary, as holder of the notes, on the Stated Maturity Date.

CUSIP no.: 61774XXH1

ISIN: US61774XXH15

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical Closing Levels of the Underlier on the Determination Date could have on the Cash Settlement Amount.

The examples below are based on a range of Final Underlier Levels that are entirely hypothetical; no one can predict what the level of the Underlier will be on any day during the term of the notes, and no one can predict what the Final Underlier Level will be on the Determination Date. The Underlier has at times experienced periods of high volatility — meaning that the level of the Underlier has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the Original Issue Date at the Face Amount and held to the Stated Maturity Date. The value of the notes at any time after the Trade Date will vary based on many economic and market factors, including interest rates, the volatility of the Underlier, our creditworthiness and changes in market conditions, and cannot be predicted with accuracy. Any sale prior to the Stated Maturity Date could result in a substantial loss to you.

Key Terms and Assumptions
Face Amount:	$1,000
Maximum Settlement Amount:	$1,155.00 per $1,000 Face Amount of notes (115.500% of the Face Amount)
Minimum Cash Settlement Amount:	None
Threshold Level:	80% of the Initial Underlier Level
Buffer Rate:	125%
Threshold Amount:	20%

•  Neither a market disruption event nor a non-Trading Day occurs on the Determination Date.

•  No discontinuation of the Underlier, no change of the policies of the Underlier’s investment adviser and no alteration of the method by which the Underlying Index is calculated.

•  Notes purchased on the Original Issue Date at the Face Amount and held to the Stated Maturity Date.

The actual performance of the Underlier over the term of the notes, as well as the Cash Settlement Amount, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the Underlier shown elsewhere in this document. For information about the historical levels of the Underlier during recent periods, see “The Underlier” below.

The levels in the left column of the table below represent hypothetical Final Underlier Levels and are expressed as percentages of the Initial Underlier Level. The amounts in the right column represent the hypothetical Cash Settlement Amount, based on the corresponding hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level), and are expressed as percentages of the Face Amount of notes (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Cash Settlement Amount of 100% means that the value of the cash payment that we would deliver for each $1,000 Face Amount of notes on the Stated Maturity Date would equal 100% of the Face Amount of notes, based on the corresponding hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) and the assumptions noted above. The numbers appearing in the table and chart below may have been rounded for ease of analysis.

Hypothetical Final Underlier Level	Hypothetical Cash Settlement Amount
(as Percentage of Initial Underlier Level)	(as Percentage of Face Amount)
200.000%	115.500%
175.000%	115.500%
150.000%	115.500%
125.000%	115.500%
120.000%	115.500%
115.500%	115.500%
115.000%	115.500%
110.000%	115.500%
105.000%	115.500%
100.000%	115.500%
95.000%	115.500%
90.000%	115.500%
80.000%	115.500%
75.000%	93.750%
50.000%	62.500%
25.000%	31.250%
0.000%	0.000%

If, for example, the Final Underlier Level were determined to be 25.000% of the Initial Underlier Level, the Cash Settlement Amount would be 31.250% of the Face Amount of notes, as shown in the table above. As a result, if you purchased your notes on the Original Issue Date at the Face Amount and held them to the Stated Maturity Date, you would lose 68.750% of your investment. If you purchased your notes at a premium to the Face Amount, you would lose a correspondingly higher percentage of your investment.

If the Final Underlier Level were determined to be 150.000% of the Initial Underlier Level, the Cash Settlement Amount would be capped at the Maximum Settlement Amount (expressed as a percentage of the Face Amount), or 115.500% of each $1,000 Face Amount of notes, as shown in the table above. As a result, if you purchased the notes on the Original Issue Date at the Face Amount and held them to the Stated Maturity Date, you would not benefit from any increase in the Final Underlier Level above 80.000% of the Initial Underlier Level.

Payoff Diagram

The following chart shows a graphical illustration of the hypothetical Cash Settlement Amount (expressed as a percentage of the Face Amount of notes), if the Final Underlier Level (expressed as a percentage of the Initial Underlier Level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) of less than the Threshold Level of 80% (the section left of the 80% marker on the horizontal axis) would result in a hypothetical Cash Settlement Amount of less than 100% of the Face Amount of notes (the section below the 100% marker on the vertical axis), and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) of greater than or equal to 80% (the section right of the 80% marker on the horizontal axis) would result in a capped return on your investment and a Cash Settlement Amount equal to the Maximum Settlement Amount.

Hypothetical Payoff Diagram

RISK FACTORS

This section describes the material risks relating to the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying product supplement and prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

RISKS RELATING TO AN INVESTMENT IN THE NOTES

The Notes Do Not Pay Interest Or Guarantee The Return Of Any Of Your Principal

The terms of the notes differ from those of ordinary debt securities in that the notes do not pay interest and do not guarantee any return of principal at maturity. If the Final Underlier Level has declined by an amount greater than the Threshold Amount of 20% from the Initial Underlier Level, you will receive for each note that you hold a Cash Settlement Amount that is less than the Face Amount of each note by an amount proportionate to the decline in the level of the Underlier below the Threshold Level of 80% of the Initial Underlier Level times the Buffer Rate of 125%. As there is no minimum Cash Settlement Amount on the notes, you could lose your entire initial investment.

Also, the market price of your notes prior to the Stated Maturity Date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the Stated Maturity Date, you may receive significantly less than the amount of your investment in the notes.

The Appreciation Potential Of The Notes Is Limited By The Maximum Settlement Amount

The appreciation potential of the notes is limited by the Maximum Settlement Amount of $1,155.00 per note, or 115.500% of the Face Amount. Because the Cash Settlement Amount will be limited to 115.500% of the Face Amount for the notes, any increase in the Final Underlier Level over the Threshold Level will not increase the return on the notes, even if the Final Underlier Level is significantly greater than the Initial Underlier Level.

If You Purchase Your Notes At A Premium To The Face Amount, The Return On Your Investment Will Be Lower Than The Return On Notes Purchased At The Face Amount, And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected

The Cash Settlement Amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the Face Amount of notes, then the return on your investment in such notes held to the Stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at the Face Amount. If you purchase your notes at a premium to the Face Amount and hold them to the Stated Maturity Date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the Face Amount or at a discount to the Face Amount. In addition, the impact of the Threshold Level and the Maximum Settlement Amount on the return on your investment will depend upon the price you pay for your notes relative to the Face Amount. For example, if you purchase your notes at a premium to the Face Amount, the Threshold Level will not offer the same measure of protection to your investment as would have been the case for notes purchased at the Face Amount or at a discount to the Face Amount. Additionally, the Cash Settlement Amount will be limited to the Maximum Settlement Amount, which would represent a lower percentage return relative to your initial investment than it would have been had you purchased the notes at the Face Amount.

The Market Price Will Be Influenced By Many Unpredictable Factors

Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the level of the Underlier, volatility (frequency and magnitude of changes in value) of the Underlier and dividend yields of the Underlier and of the stocks composing the Underlying Index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the Underlier or equities markets generally and which may affect the Final Underlier Level of the Underlier, the occurrence of certain events affecting the

Underlier that may or may not require an adjustment to the Share Adjustment Factor and any actual or anticipated changes in our credit ratings or credit spreads. The level of the Underlier may be, and has been, volatile, and we can give you no assurance that the volatility will lessen. See “The Underlier” below. You may receive less, and possibly significantly less, than the Face Amount per note if you try to sell your notes prior to maturity.

The Notes Are Subject To Our Credit Risk, And Any Actual Or Anticipated Changes To Our Credit Ratings Or Credit Spreads May Adversely Affect The Market Value Of The Notes

You are dependent on our ability to pay all amounts due on the notes at maturity, and therefore you are subject to our credit risk. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

As A Finance Subsidiary, MSFL Has No Independent Operations And Will Have No Independent Assets

As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of the notes if they make claims in respect of such notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of the notes should accordingly assume that in any such proceedings they could not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

The Amount Payable On The Notes Is Not Linked To The Level Of The Underlier At Any Time Other Than The Determination Date

The Final Underlier Level will be based on the Closing Level on the Determination Date, subject to adjustment for non-Trading Days and certain market disruption events. Even if the level of the Underlier appreciates prior to the Determination Date but then drops by the Determination Date, the Cash Settlement Amount may be less, and may be significantly less, than it would have been had the Cash Settlement Amount been linked to the level of the Underlier prior to such drop. Although the actual level of the Underlier on the Stated Maturity Date or at other times during the term of the notes may be higher than the Final Underlier Level, the Cash Settlement Amount will be based solely on the Closing Level on the Determination Date.

Investing In The Notes Is Not Equivalent To Investing In The Underlier Or The Stocks Composing The Underlying Index

Investing in the notes is not equivalent to investing in the Underlier, the Underlying Index or the stocks that constitute the Underlying Index. Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the Underlier or the stocks that constitute the Underlying Index.

The Rate We Are Willing To Pay For Securities Of This Type, Maturity And Issuance Size Is Likely To Be Lower Than The Rate Implied By Our Secondary Market Credit Spreads And Advantageous To Us. Both The Lower Rate And The Inclusion Of Costs Associated With Issuing, Selling, Structuring And Hedging The Notes In The Original Issue Price Reduce The Economic Terms Of The Notes, Cause The Estimated Value Of The Notes To Be Less Than The Original Issue Price And Will Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the Original Issue Price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the Original Issue Price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes, including a fee payable by our affiliate MS & Co. for the use of the electronic platform of SIMON Markets LLC, which is a broker-dealer in which an affiliate of Goldman Sachs & Co. LLC, a dealer participating in the distribution of the notes, holds an indirect minority equity interest, in the Original Issue Price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 3 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Underlier, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

The Estimated Value Of The Notes Is Determined By Reference To Our Pricing And Valuation Models, Which May Differ From Those Of Other Dealers And Is Not A Maximum Or Minimum Secondary Market Price

These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the Trade Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date hereof will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The Market Price Will Be Influenced By Many Unpredictable Factors” above.

The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Calculation Agent, Which Is A Subsidiary Of Morgan Stanley And An Affiliate Of MSFL, Will Make Determinations With Respect To The Notes

As calculation agent, MS & Co. will determine the Initial Underlier Level and the Final Underlier Level and will calculate the Cash Settlement Amount you receive at maturity, if any. Moreover, certain determinations made by MS & Co. in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and antidilution events, the selection of a successor index or calculation of the Final Underlier Level in the event of a market disruption event or discontinuance of the Underlier and the amount due and payable upon any acceleration of the notes. These potentially subjective determinations may adversely affect the Cash Settlement Amount at maturity, if any. For further information regarding these types of determinations, see “Description of Securities—Postponement of Valuation Date(s),” “—Antidilution Adjustments for Securities linked to Exchange-Traded Funds,” “—Discontinuance of Any ETF

Shares and/or Share Underlying Index; Alteration of Method of Calculation,” “—Alternate Exchange Calculation in case of an Event of Default” and “—Calculation Agent and Calculations” in the accompanying product supplement. In addition, MS & Co. has determined the estimated value of the notes on the Trade Date.

Hedging And Trading Activity By Our Affiliates Could Potentially Adversely Affect The Value Of The Notes

One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the notes (and possibly to other instruments linked to the Underlier or the Underlying Index), including trading in the Underlier and in other instruments related to the Underlier or the Underlying Index. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. Some of our affiliates also trade the Underlier or the stocks that constitute the Underlying Index and other financial instruments related to the Underlying Index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to April 26, 2023 could potentially increase the Initial Underlier Level, and, therefore, could increase the Threshold Level, which is the level at or above which the Underlier must close on the Determination Date so that investors do not suffer a loss on their initial investment in the notes. Additionally, such hedging or trading activities during the term of the notes, including on the Determination Date, could adversely affect the level of the Underlier on the Determination Date, and, accordingly, the Cash Settlement Amount an investor will receive at maturity, if any. Furthermore, if the dealer from which you purchase notes is to conduct trading and hedging activities for us in connection with the notes, that dealer may profit in connection with such trading and hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn a profit in connection with hedging activities may create a further incentive for the dealer to sell the notes to you, in addition to the compensation they would receive for the sale of the notes.

We May Sell An Additional Aggregate Face Amount Of Notes At A Different Issue Price

At our sole option, we may decide to sell an additional aggregate Face Amount of notes subsequent to the date hereof. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this document.

The U.S. Federal Income Tax Consequences Of An Investment In The Notes Are Uncertain

Please read the discussion under “Tax Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying product supplement (together, the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the notes. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment, the timing and character of income on the notes might differ significantly from the tax treatment described in the Tax Disclosure Sections. For example, under one possible treatment, the IRS could seek to recharacterize the notes as debt instruments. In that event, U.S. Holders would be required to accrue into income original issue discount on the notes every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the notes as ordinary income. The risk that financial instruments providing for buffers, triggers or similar downside protection features, such as the notes, would be recharacterized as debt is greater than the risk of recharacterization for comparable financial instruments that do not have such features. We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income

(including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

RISKS RELATING TO THE UNDERLIER

Investing in the securities exposes investors to risks associated with investments in securities with a concentration in the banking sector.

The stocks included in the Underlying Index and that are generally tracked by the Underlier are issued by companies whose primary lines of business are directly associated with the banking sector. The performance of bank stocks may be affected by governmental regulation that may limit the amount and types of loans and other financial commitments that banks can make, the interest rates and fees they can charge and the amount of capital they must maintain. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact the banking sector. Banks may also be subject to severe price competition. The banking industry is highly competitive, and thus, failure to maintain or increase market share may adversely affect profitability.

Adjustments To The Underlier Or To The Underlying Index Could Adversely Affect The Value Of The Notes

As the investment adviser to the Underlier, SSGA Funds Management, Inc. (the “Investment Adviser”), seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. Pursuant to its investment strategy or otherwise, the Investment Adviser may add, delete or substitute the stocks composing the Underlier. Any of these actions could adversely affect the price of the Underlier and, consequently, the value of the notes. Standard & Poor’s Financial Services LLC (“S&P”) is responsible for calculating and maintaining the Underlying Index. S&P may add, delete or substitute the stocks constituting the Underlying Index or make other methodological changes that could change the value of the Underlying Index. S&P may discontinue or suspend calculation or publication of the Underlying Index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued Underlying Index and is permitted to consider indices that are calculated and published by the calculation agent or any of its affiliates.

The Performance And Market Price Of The Underlier, Particularly During Periods Of Market Volatility, May Not Correlate With The Performance Of The Underlying Index, The Performance Of The Component Securities Of The Underlying Index Or The Net Asset Value Per Share Of The Underlier

The Underlier does not fully replicate the Underlying Index and may hold securities that are different than those included in the Underlying Index.  In addition, the performance of the Underlier will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index.  All of these factors may lead to a lack of correlation between the performance of the Underlier and the Underlying Index.  In addition, corporate actions (such as mergers and spin-offs) with respect to the equity securities underlying the Underlier may impact the variance between the performances of the Underlier and the Underlying Index.  Finally, because the shares of the Underlier are traded on  an exchange and are subject to market supply and investor demand, the market price of one share of the Underlier may differ from the net asset value per share of the Underlier.

In particular, during periods of market volatility, or unusual trading activity, trading in the securities underlying the Underlier may be disrupted or limited, or such securities may be unavailable in the secondary market.  Under these circumstances, the liquidity of the Underlier may be adversely affected, market participants may be unable to calculate accurately the net asset value per share of the Underlier, and their ability to create and redeem shares of the Underlier may be disrupted. Under these circumstances, the market price of shares of the Underlier may vary substantially from the net asset value per share of the Underlier or the level of the Underlying Index.

For all of the foregoing reasons, the performance of the Underlier may not correlate with the performance of the Underlying Index, the performance of the component securities of the Underlying Index or the net asset value per share of the Underlier.  Any of these events could materially and adversely affect the price of the shares of the Underlier and, therefore, the value of the notes.  Additionally, if market volatility or these events were to occur on the Determination Date, the calculation agent would maintain discretion to determine whether such market volatility or events have caused a market disruption event to occur, and such determination would affect the payment at maturity of the notes.  If the calculation agent determines that no market disruption event has taken place, the payment at maturity would be based solely on the published closing price per share of the Underlier on the Determination Date, even if the Underlier’s shares are underperforming the Underlying Index or the component securities of the Underlying Index and/or trading below the net asset value per share of the Underlier.

There Are Risks Associated With The Underlier

Although the Underlier’s shares are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlier or that there will be liquidity in the trading market.

In addition, the Underlier is subject to management risk, which is the risk that the Investment Adviser’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the Investment adviser may select up to 20% of the Underlier’s assets to be invested in shares of equity securities that are not included in the Underlying Index. The Underlier is also not actively managed and may be affected by a general decline in market segments relating to the Underlying Index. The Investment Adviser invests in securities included in, or representative of, the Underlying Index regardless of their investment merits. The Investment Adviser does not attempt to take defensive positions in declining markets.

In addition, the Underlier is subject to custody risk, which refers to the risk in the process of clearing and settling trades and to the holding of securities by local banks, agents and depositories. Low trading volumes and volatile prices in less-developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of custody issues.

Further, under continuous listing standards adopted by the NYSE Arca, the Underlier will be required to confirm on an ongoing basis that the components of the Underlying Index satisfy the applicable listing requirements. In the event that its Underlying Index does not comply with the applicable listing requirements, the Underlier would be required to rectify such non-compliance by requesting that the Underlying Index sponsor modify such Underlying Index, adopting a new Underlying Index or obtaining relief from the Securities and Exchange Commission. There can be no assurance that the Underlying Index sponsor would so modify the Underlying Index or that relief would be obtained from the Securities and Exchange Commission and, therefore, non-compliance with the continuous listing standards may result in the Underlier being delisted by the NYSE Arca.

The Antidilution Adjustments The Calculation Agent Is Required To Make Do Not Cover Every Event That Could Affect The Underlier

MS & Co., as calculation agent, will adjust the amount payable at maturity for certain events affecting the Underlier. However, the calculation agent will not make an adjustment for every event that could affect the Underlier. If an event occurs that does not require the calculation agent to adjust the adjustment factor, the market price of the notes may be materially and adversely affected.

Past Performance is No Guide to Future Performance

The actual performance of the Underlier over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical Closing Levels of the Underlier or to the hypothetical return examples set forth herein. We cannot predict the future performance of the Underlier.

THE UNDERLIER

The SPDR® S&P® Regional Banking ETF is an exchange-traded fund managed by SSGA Funds Management, Inc. (“SSFM”), which seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Regional Banks Select Industry Index. The S&P® Regional Banks Select Industry Index is a free-float adjusted market capitalization index that consists of stocks in the S&P Total Market Index that are classified in the GICS asset management & custody banks, diversified banks, regional banks, other diversified financial services or thrifts & mortgage finance sub-industries.

The SPDR® S&P® Regional Banking ETF uses a representative sampling strategy to try to achieve its investment objective, which means that the SPDR® S&P® Regional Banking ETF is not required to purchase all of the securities represented in the S&P® Regional Banks Select Industry Index. Instead, the SPDR® S&P® Regional Banking ETF may purchase a subset of the securities in the S&P® Regional Banks Select Industry Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics as the S&P® Regional Banks Select Industry Index. Under normal market conditions, the SPDR® S&P® Regional Banking ETF generally invests substantially all, but at least 80%, of its total assets in the securities comprising the S&P® Regional Banks Select Industry Index. In addition, the SPDR® S&P® Regional Banking ETF may invest in equity securities not included in the S&P® Regional Banks Select Industry Index, cash, cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSFM).

SPDR® Series Trust (the “Trust”) is a registered investment company that consists of numerous separate investment portfolios, including the SPDR® S&P® Regional Banking ETF. Information with respect to the Trust filed with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, the SSFM website (including information regarding (i) fees paid to SSFM, (ii) returns of the SPDR® S&P® Regional Banking ETF and the S&P® Regional Banks Select Industry Index for certain periods, and (iii) the SPDR® S&P® Regional Banking ETF’s and the S&P® Regional Banks Select Industry Index’s top constituents and their respective weightings). We are not incorporating by reference into this document the website or any material it includes. Neither the issuer nor the agent makes any representation that such publicly available information regarding the SPDR® S&P® Regional Banking ETF is accurate or complete.

Information as of market close on May 1, 2023:

Bloomberg Ticker Symbol:	KRE UP
Current Share Price:	$41.46
52 Weeks Ago:	$62.71
52 Week High (on 8/16/2022):	$68.54
52 Week Low (on 4/25/2023):	$40.91

The following graph sets forth the daily Closing Levels of the Underlier for each quarter in the period from January 1, 2018 through May 1, 2023. The Closing Level of the Underlier on May 1, 2023 was $41.46. We obtained the information in the graph below from Bloomberg Financial Markets without independent verification. The Underlier has at times experienced periods of high volatility. The actual performance of the Underlier over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical Closing Levels of the Underlier or to the hypothetical return examples set forth herein. We cannot predict the future performance of the Underlier. You should not take the historical levels of the Underlier as an indication of its future performance, and no assurance can be given as to the Closing Level of the Underlier on the Determination Date.

SPDR® S&P® Regional Banking ETF Daily Underlier Closing Levels January 1, 2018 to May 1, 2023

This document relates only to the notes referenced hereby and does not relate to the Underlier. We have derived all disclosures contained in this document regarding SSFM from the publicly available documents described above. In connection with the offering of the notes, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to SSFM. Neither we nor the agent makes any representation that such publicly available documents or any other publicly available information regarding SSFM is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described above) that would affect the level of the Underlier (and therefore the level of the Underlier at the time we priced the notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning SSFM could affect the value received at maturity with respect to the notes and therefore the value of the notes.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Underlier.

We and/or our affiliates may presently or from time to time engage in business with SSFM. In the course of such business, we and/or our affiliates may acquire non-public information with respect to SSFM, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the Underlier. The statements in the preceding two sentences are not intended to affect the rights of investors in the notes under the securities laws. As a purchaser of the notes, you should undertake an independent investigation of SSFM as in your judgment is appropriate to make an informed decision with respect to an investment linked to the Underlier.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “SPDR®” and “SPDR® Series Trust” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”), an affiliate of S&P Global Inc. The securities are not sponsored, endorsed, sold, or promoted by S&P, S&P Global Inc. or the Trust. S&P, S&P Global Inc. and the Trust make no representations or

The S&P® Regional Banks Select Industry Index. The S&P® Regional Banks Select Industry Index is a modified equal-weighted index designed to measure the performance of the regional banks sub-industry group of the S&P® Total Market Index, a benchmark that measures the performance of the U.S. equity market. For additional information, see “Annex A— The S&P® Regional Banks Select Industry Index.”

TAX CONSIDERATIONS

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, a note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Assuming this treatment of the notes is respected and subject to the discussion in “United States Federal Taxation” in the accompanying product supplement, the following U.S. federal income tax consequences should result based on current law:

▪	A U.S. Holder should not be required to recognize taxable income over the term of the notes prior to settlement, other than pursuant to a sale or exchange.

▪	Upon sale, exchange or settlement of the notes, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes. Such gain or loss should be long-term capital gain or loss if the investor has held the notes for more than one year, and short-term capital gain or loss otherwise.

In 2007, the U.S. Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

As discussed in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”). However, pursuant to an IRS notice, Section 871(m) will not apply to securities issued before January 1, 2025 that do not have a delta of one with respect to any Underlying Security. Based on our determination that the notes do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the notes should not be Specified Securities and, therefore, should not be subject to Section 871(m).

Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying product supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

ADDITIONAL INFORMATION ABOUT THE NOTES

No interest or dividends: The notes will not pay interest or dividends.

No listing: The notes will not be listed on any securities exchange.

No redemption: The notes will not be subject to any redemption right.

Purchase at amount other than Face Amount: The amount we will pay you on the Stated Maturity Date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the Face Amount and hold them to the Stated Maturity Date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the Face Amount. Also, the Threshold Level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at the Face Amount. Additionally, the Maximum Settlement Amount would represent a lower (or higher) percentage return than it would have had you purchased the notes at the Face Amount. See “Risk Factors—If You Purchase Your Notes At A Premium To The Face Amount, The Return On Your Investment Will Be Lower Than The Return On Notes Purchased At The Face Amount, And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected” beginning on page 9 of this document.

Use of proceeds and hedging: The proceeds from the sale of the notes will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per note issued. The costs of the notes borne by you and described on page 2 comprise the cost of issuing, structuring and hedging the notes.

On or prior to April 26, 2023, we will hedge our anticipated exposure in connection with the notes, by entering into hedging transactions with our affiliates and/or third-party dealers. We expect our hedging counterparties to take positions in the Underlier, futures and options contracts on the Underlier, and any component stocks of the Underlying Index listed on major securities markets or positions in any other available securities or instruments that they may wish to use in connection with such hedging. Such purchase activity could increase the level of the Underlier on April 26, 2023, and therefore increase the Threshold Level, which is the level at or above which the Underlier must close on the Determination Date so that investors do not suffer a loss on their initial investment in the notes. In addition, through our affiliates, we are likely to modify our hedge position throughout the term of the notes, including on the Determination Date, by purchasing and selling the Underlier, futures or options contracts on the Underlier or component stocks of the Underlying Index listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. We cannot give any assurance that our hedging activities will not affect the level of the Underlier, and, therefore, adversely affect the value of the notes or the payment you will receive at maturity, if any. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying product supplement.

Additional considerations: Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest: We expect to agree to sell to MS & Co., and MS & Co. expects to agree to purchase from us, the aggregate face amount of the offered notes specified on the cover of this pricing supplement. MS & Co. proposes initially to offer the notes to an unaffiliated securities dealer at the price to public set forth on the cover of this pricing supplement less a concession of 1.09% of the face amount. MS & Co., the agent for this offering, is our affiliate. Because MS & Co. is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangements for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, MS & Co. may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the notes of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying product supplement.

Settlement: We expect to deliver the notes against payment for the notes on the Original Issue Date, which will be the fourth scheduled Business Day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than two Business Days after the Trade Date, purchasers who wish to transact in the notes more than two Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

WHERE YOU CAN FIND MORE INFORMATION

MSFL and Morgan Stanley have filed a registration statement (including a prospectus, as supplemented by the product supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the product supplement and any other documents relating to this offering that MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, MSFL and/or Morgan Stanley will arrange to send you the product supplement and prospectus if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov.as follows:

Product Supplement dated November 16, 2020

Prospectus dated November 16, 2020

Terms used but not defined in this document are defined in the product supplement or in the prospectus.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special counsel to MSFL and Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by MSFL, authenticated by the trustee pursuant to the MSFL Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of MSFL and the related guarantee will be a valid and binding obligation of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) any provision of the MSFL Senior Debt Indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of Morgan Stanley’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the MSFL Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the MSFL Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 16, 2020, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 16, 2020.

ANNEX A

The S&P® Regional Banks Select Industry Index

We have derived all information contained in this document regarding the S&P® Regional Banks Select Industry Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC. S&P Dow Jones Indices LLC has no obligation to continue to calculate and publish, and may discontinue calculation and publication of, the S&P® Regional Banks Select Industry Index. Additional information about the S&P® Regional Banks Select Industry Index is available on the website maintained by S&P Dow Jones Indices LLC. We are not incorporating by reference into this document the website or any material it includes.

The S&P® Regional Banks Select Industry Index

The S&P® Regional Banks Select Industry Index is managed by S&P Dow Jones Indices LLC and is a modified equally weighted index that is designed to measure the performance of stocks in the S&P Total Market Index that are classified under the Global Industry Classification Standard (“GICS®”) in the asset management & custody banks, diversified banks, regional banks, other diversified financial services and thrifts & mortgage finance sub-industries. The S&P® Regional Banks Select Industry Index launched on September 9, 2011. Each of the companies in the S&P® Regional Banks Select Industry Index is a constituent company within the regional banks sub-industry of the S&P TM Index. The S&P® Regional Banks Select Industry Index is reported by Bloomberg L.P. under the ticker symbol “SPSIRBK.”

The S&P Total Market Index

The S&P Total Market Index (the “S&P TM Index”) offers broad market exposure to companies of all market capitalizations, including all eligible U.S. common equities with a primary listing on the New York Stock Exchange, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA or Cboe EDGX exchanges. Only U.S. companies are eligible for inclusion in the S&P TM Index.

Eligibility Criteria

Membership is based on a company’s GICS® Sub-Industry classification, as well as liquidity and market capitalization requirements. To be eligible for inclusion in a Select Industry Index, companies must be in the S&P TM Index and must be included in a relevant GICS® Sub-Industry. For purposes of membership in a Select Industry Index, S&P Dow Jones Indices LLC (“S&P Dow Jones”) applies the market capitalization and liquidity inclusion and exclusion criteria separately.

Market Capitalization & Liquidity—Inclusion Criteria. Companies must meet one of the following float-adjusted market capitalization (FAMC) and float-adjusted liquidity ratio (FALR) requirements: (a) be a current constituent of the index and have an FAMC greater than or equal to $300 million and an FALR greater than or equal to 50%; (b) have an FAMC greater than or equal to $500 million and an FALR greater than or equal to 90%; or (c) have an FAMC greater than or equal to $400 million and an FALR greater than or equal to 150%. The FALR is defined as the dollar value traded over the previous 12 months divided by the FAMC as of the index’s rebalancing reference date.

All companies satisfying the above requirements are included in the Select Industry Index. The total number of companies in each Select Industry Index should be at least 35. If there are fewer than 35 stocks in a Select Industry Index, stocks from a supplementary list of highly correlated sub-industries, which meet the market capitalization and liquidity thresholds above, are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in each Select Industry Index as of each rebalancing effective date.

Market Capitalization & Liquidity—Exclusion Criteria. Existing index constituents are removed at the quarterly rebalancing effective date if their float-adjusted market capitalization falls below US$1 billion or if their FALR falls below 50%.

Liquidity. An FALR, defined as the annual dollar value traded divided by the float-adjusted market capitalization, is used to measure liquidity. Using composite pricing and consolidated volume (excluding dark pools) across all venues (including historical values), annual dollar value traded is defined as the average closing price multiplied by the historical volume over the 365 calendar days prior to the evaluation date. This is reduced to the available trading period for initial public offerings or spin-offs that do not have 365 calendar days of trading history. In these cases, the dollar value traded available as of the evaluation date is annualized. Liquidity requirements are reviewed during the quarterly rebalancings. The price, shares outstanding and IWF (as defined below) are used to calculate the float-adjusted market capitalization.

Domicile. U.S. companies only.

Takeover Restrictions. At the discretion of S&P Dow Jones, constituents with shareholder ownership restrictions defined in company Bylaws may be deemed ineligible for inclusion in a Select Industry Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the applicable Select Industry Index. S&P Dow Jones will provide up to five days advance notification of a deletion between rebalancings due to ownership restrictions.

Multiple Share Classes. Some companies in the S&P TM Index are represented by multiple share classes. As of December 2015, each company in the Select Industry Indices is represented once by the primary listing, which is generally the most liquid share line.

Index Construction and Calculation

The Select Industry Indices are equal-weighted, with adjustments to constituent weights to ensure concentration and liquidity requirements, and calculated by the divisor methodology used by S&P Dow Jones for the Select Industry Indices.

The index value of each Select Industry Index is simply the market value of that Select Industry Index divided by the index divisor:

Index Value = (Index Market Value) / Divisor

where,

Index Market Value = Pi × Sharesi × IWFi × AWFi

where, N is the number of stocks in the index, Pi is the price of stock i, Sharesi is total shares outstanding of stock i, IWFi is the float factor of stock i, and AWFi is the adjustment factor of stock i assigned at each index rebalancing date, t, which makes all index constituents modified market capitalization equal (and, therefore, equal weight), while maintaining the total market value of the overall index. The AWF for each index constituent, i, at rebalancing date, t, is calculated by:

AWFi,t = Z / N × FloatAdjustedMarketValuei,t

where, Z is an index specific constant set for the purpose of deriving the AWF and, therefore, each stock’s share count used in the index calculation (often referred to as modified index shares).

In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing.

(Index Value) before rebalance = (Index Value) after rebalance

Therefore,

(Divisor) after rebalance = (Index Market Value) after rebalance / (Index Value) before rebalance

Float Adjustment. Float adjustment means that the number of shares outstanding is reduced to exclude closely held shares from the calculation of the index value because such shares are not available to investors. The goal of float adjustment is to adjust each company’s total shares outstanding for long-term strategic shareholders, who often have interests such as maintaining control rather than the shorter-term economic fortunes of the company. Generally, these long-term strategic shareholders include, but are not limited to, officers and directors, private equity, venture capital and special equity firms, asset managers and insurance companies with direct board of director representation, other publicly traded companies that hold shares, holders of restricted shares, company-sponsored employee share plans/trusts, defined contribution plans/savings, and investment plans, foundations or family trusts associated with the company, government entities at all levels (other than government retirement/pension funds), sovereign wealth funds and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. Restricted shares are generally not included in total shares outstanding except for shares held as part of a lock-up agreement. Shares that are not considered outstanding are also not included in the available float. These generally include treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights.

For each component, S&P Dow Jones calculates an Investable Weight Factor (“IWF”), which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the applicable Select Industry Index.

Divisor. Continuity in index values of each Select Industry Index is maintained by adjusting its divisor for all changes in its constituents’ share capital after its base date. This includes additions and deletions to the applicable Select Industry Index, rights issues, share buybacks and issuances and non-zero price spin-offs. The value of each Select Industry Index’s divisor over time is, in effect, a chronological summary of all changes affecting the base capital of that Select Industry Index. The divisor of each Select Industry Index is adjusted such that the index value of that Select Industry Index at an instant just prior to a change in base capital equals the index value of that Select Industry Index at an instant immediately following that change.

Constituent Weightings

At each quarterly rebalancing, companies are initially equally weighted, with adjustments made to ensure that no individual constituent’s index weight exceeds the value that can be traded in a single day for a given theoretical portfolio value of US$ 2 billion (the “Theoretical Portfolio Value”). Theoretical Portfolio Values are determined and reviewed annually by an S&P Dow Jones’ index committee (the “Index Committee”). Any updates to Theoretical Portfolio Values are made at the discretion of the Index Committee and announced to the clients with ample lead time.

S&P Dow Jones calculates a maximum basket liquidity weight for each constituent using the ratio of the constituent’s three-month median daily value traded to the Theoretical Portfolio Value as of the last business day of February, May, August, and November for the rebalancing effective after the closing on the third Fridays of March, June, September, and December, respectively. Each constituent’s initial equal weight is compared to the calculated maximum basket liquidity weight, and the constituent’s weight is set to the lesser of the maximum basket liquidity weight or the initial equal weight.

If the resulting weights fail to sum to 100%, the weight of the constituent with the lowest maximum basket liquidity weight from the remaining equal weighted constituents is increased to the maximum basket liquidity weight. The applicable Select Industry Index then equal weights the remaining constituents again. This process repeats iteratively until no equal weight stock exceeds the assigned maximum basket liquidity weight and the resulting weights sum to 100%.

If necessary, a final adjustment is made to ensure that no stock in a Select Industry Index has a weight greater that 4.5%. This step of the iterative weighting process may force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. In such cases, S&P Dow Jones will make no further adjustments. If the Select Industry Index contain exactly 22 stocks as of the rebalancing effective date, it is equally weighted without basket liquidity constraints.

Index Maintenance

Index membership is reviewed quarterly. Rebalancings occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month. For selection purposes, the S&P Select Industry Index uses shares outstanding and IWF figures as of the rebalancing effective date. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights. The Index Committee may change the date of a given rebalancing for reasons including market holidays occurring on or around the scheduled rebalancing date. Any such change will be announced by S&P Dow Jones with proper advance notice where possible.

Timing of Changes

Additions. Companies are added between rebalancings only if a deletion in the applicable Select Industry Index causes the stock count to fall below 22. In those cases, each stock deletion is accompanied with a stock addition. The new company will be added to the applicable Select Industry Index at the weight of the deleted constituent. In the case of mergers involving at least one index constituent, the merged company will remain in the applicable Select Industry Index if it meets all of the eligibility requirements. If the merged entity qualifies for inclusion in the applicable Select Industry Index, the stock deemed the target is dropped, the index shares for the acquirer will remain unchanged, and the weightings of the remaining constituents are adjusted proportionally.

Deletions. A company is deleted from the applicable Select Industry Index if the S&P TM Index drops the constituent. If a constituent deletion causes the number of companies in the relevant index to fall below 22, each stock deletion is accompanied with a stock addition. The weights of all stocks in that Select Industry Index will proportionately change, due to the absolute change in the number of index constituents. Relative weights will stay the same. The index divisor will change due to the net change in the market capitalization of that Select Industry Index. In case of GICS® changes, where a company does not belong to a qualifying sub-industry after the classification change, it is removed from the applicable Select Industry Index at the next rebalancing.

The table below summarizes the treatment of certain corporate actions.

Type of Corporate Action	Adjustment Made to a Select Industry Index
Constituent deletion	If the constituent is a member of a Select Industry Index, it is dropped.
Constituent addition	Only in cases where the deletion causes the component count to fall below 22 stocks, then the deletion is accompanied by an addition assuming the weight of the dropped stock.
Change in shares outstanding	Shares outstanding changes are offset by an AWF. There is no change to the market capitalization of the applicable Select Industry Index and no divisor adjustment.
Split/reverse split	Shares outstanding are adjusted by the split ratio. Stock price is adjusted by the split ratio. There is no change to the market capitalization of the applicable Select Industry Index and no divisor adjustment.

Type of Corporate Action	Adjustment Made to a Select Industry Index
Spin-off	In the case of spin-offs, the Select Industry Indices will follow the S&P TM Index’s treatment of the action. In general, both the parent company and spin-off companies will remain in the applicable Select Industry Index until the next index rebalancing, regardless of whether they conform to the theme of the applicable Select Industry Index. The spin-off company is added to the applicable Select Industry Index at a zero price at the close of the day before the ex-date. No price adjustment is applied to the parent and there is no divisor change. If the spin-off company is dropped from the S&P TM Index, the weight of the spun-off company is added back to the parent stock’s weight after at least one day of trading.
Change in IWF	IWF changes are offset by an AWF. There is no change to the market capitalization of the applicable Select Industry Index and no divisor adjustment.
Rights offering	All rights offerings that are in the money on the ex-date are applied under the assumption that the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio. The change in price and shares is offset by an AWF to keep the market capitalization (stock weight) of the applicable Select Industry Index unchanged. There is no change to the market capitalization of that Select Industry Index and no divisor adjustment.
Ordinary dividend	When a company pays an ordinary cash dividend, the relevant Select Industry Index does not make any adjustments to the price or shares of the stock. As a result, there are no divisor adjustments to that Select Industry Index.
Special dividends	The stock price is adjusted by the amount of the dividend. The net change to the market capitalization of the relevant Select Industry Index causes a divisor adjustment.

If a constituent’s GICS® classification changes to an ineligible sub-industry for a Select Industry Index, the constituent is removed at the subsequent rebalancing.